OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-50289

CUSIP NUMBER
87163L-10-3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Syntax-Brillian Corporation

Full Name of Registrant

Former Name if Applicable
1600 North Desert Drive

Address of Principal Executive Office (Street and Number)
Tempe, Arizona 85281-1230

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Syntax-Brillian Corporation (the “Registrant”) requires additional time to file its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007 (the “Report”). The Registrant has expended considerable time and internal resources preparing its financial statements, and in order to evaluate its accounting treatment related to its tooling deposits and to ensure adequate disclosure regarding the discontinuation of its Liquid Crystal on Silicone, or LCoS, business line, the Registrant requires additional time to file the Report. The Registrant is unable to complete and file the Report within the prescribed time period without unreasonable effort or expense. The Registrant expects to file the Report as soon as practicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John S. Hodgson	(602)	389-8888
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

Syntax-Brillian Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 12, 2008	By	/s/ John S. Hodgson

John S. Hodgson
Executive Vice President and Chief Financial Officer

Attachment to Form 12b-25
Explanation for Part IV, Item 3.
     During the quarter ended December 31, 2007, the Registrant disposed of its Liquid Crystal on Silicone, or LCoS, business line. Primarily as a result of the evaluation of the impact of the LCoS discontinued operations and the repurchase of a large number of its LCD TVs already sold through its distributors in China, the Registrant cannot reasonably estimate the results of its operations but expects to report a significant change in the results of its operations for the three and six month periods ended December 31, 2007, respectively, from the corresponding periods for the previous fiscal year, in which the Registrant recorded net income of approximately $12.1 million and $15.9 million, respectively.